March 25, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Fast Lane Holdings, Inc.

Form 10-12G/A

Filed March 5, 2019

File No. 000-56019

To the Men and Women of the Securities and Exchange Commission:

Fast Lane Holdings, Inc., a Delaware corporation (“we”, “us”, or the “Company”), is submitting this letter in response to comments contained in the Staff letter, dated March 15, 2019, addressed to Mr. Paul Moody, the Company’s Chief Executive Officer, with respect to the Company’s Registration Statement on Form 10-12G/A, filed with the Securities and Exchange Commission on March 5, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Amendment No. 1 to Form 10-12G filed March 5, 2019

Business, page 3

1. Please ensure that your response to prior comment 2 is complete. It is unclear why your response does not address NL One Corporation or Wealth Acquisition, Inc., for example.

COMPANY RESPONSE:

We have added disclosure regarding Jeffrey DeNunzio’s prior relationship with Wealth Acquisition, Inc. to page 10. However, our understanding is that NL One Corporation was not deemed to be a “blank check shell company” pursuant to Rule 419 or a “shell company” as defined in Rule 12b-2 at or before its S-1 registration statement went effective on May 1, 2015. As a matter of fact, NL One Corporation was initially asked by the Commission why the Company was not a blank check company following a comment letter received from the Commission on November 4, 2014 with respect to NL One Corporation’s filing of its S-1/A on October 15, 2014.

Staff Comment to NL One Corporation: “…We note your disclosure on page 2 indicating that presently you are not conducting business operations. Accordingly, please tell us whether you are a “blank check company” within the meaning of Rule 419.”

In response to the above Staff comment, NL One Corporation responded with the following on November 20, 2014:

“The Company has a very specific business purpose and bona fide plan of operations which involves the planned development of our provisional patent applications and our desire to acquire new patents. Our provisional patent applications have intangible value and help us to strategically begin the patenting process, as they allow us to affordably secure an initial disclosure date while we explore the potential of the concept and or compile a more substantive patent application. We are not a blank check registrant, as that term is defined in Rule 419(a)(2) of Regulation C of the Securities Act of 1933, since we have a specific business plan or purpose. The fact that resources are limited does not change the fact that the Company has a specific business plan that it is attempting to implement. We have begun business operations although limited by filing the provisional patent applications as evidenced in Exhibits 99.1 and 99.2 to the registration statement. We have not had preliminary contact or discussions with, nor do we have any present plans, proposals, arrangements or understandings with, any representatives of the owners of any business or company regarding the possibility of an acquisition or merger.”

In regards to the above response made to Staff on November 20, 2014 by NL One Corporation, Staff did not issue any further comment on whether NL One Corporation was a blank check company pursuant to Rule 419 or request disclosure that NL One Corporation was a shell company pursuant to Rule 12b-2. None of the Form 10-Q’s or Form 10-K’s filed with the Commission check the box regarding if NL One Corporation is a shell corporation.

In conclusion, NL One Corporation was not deemed to be a blank check shell or a shell company. As such, any information pertaining to NL One Corporation has not been provided in the section titled ‘Prior and Current Shell Company Experience’.

2. Given your response to prior comment 3 that each share of "Predecessor" was exchanged for shares of "Successor" and then all outstanding shares of "Predecessor" held by "Successor" were cancelled, please clarify who owned "Predecessor" after the cancellation. Also (1) clarify the registrant's business purpose for the transactions mentioned in your response, and (2) address the last sentence of prior comment 3 seeking all disclosure required by Regulation S-K Item 404 regarding related persons' interests in the transactions disclosed in Item 1.

COMPANY RESPONSE:

There are and were no issued and outstanding shares of Predecessor after the cancellation of Predecessor stock held by Successor pursuant to the separation agreement. Predecessor is controlled by Paul Moody, our sole director. Mr. Moody is the sole officer and director of Predecessor. Predecessor is a shell company and Successor is a blank check shell company. We believe it will be efficacious to have the blank check business plan of Successor operating separately rather than with and through Predecessor whereas they are both shell companies. Operating expenses will be less and Successor will now be able to focus more on inorganic growth through acquisitions and mergers rather than the incongruity of the former business plan of Predecessor. Thus, it is expected to enhance our ability to raise capital and increase the likelihood for success in maximizing the aggregate value of our common stock for our shareholders.

There was no transaction, since the beginning of the Registrants last fiscal year, or any currently proposed transaction, in which the Registrant or Predecessor was or is to be a participant whereas the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest. Therefore, there is no disclosure required by Regulation S-K Item 404.

Recent Sales of Unregistered Securities, page 13

3. Your response to prior comment 6 appears to state both (1) that there were no sales and (2) that there was a sale that you believe Section 4(a)(2) exempted from registration. Please expand your response to clarify whether the transactions mentioned in Item 1 involving your securities and any other transactions by which you issued securities involved a "sale" of securities as defined by the Securities Act. Cite in your response all authority on which you rely. It remains unclear how you have provided all disclosure required by Regulation S-K Item 701.

COMPANY RESPONSE:

We have responded in two parts to the Commission’s question.

FIRST PART: There was no unregistered sale of shares by the Issuer. In consideration for the services provided by Giant Consulting Services, LLC (“GCS”) for development of the Company’s business plan, Giant Motorsports, Inc. (a Nevada Corporation) issued GCS 60,000,000 common shares and 2,550 shares of Series “A” convertible Preferred Stock on June 29, 2018. The shares were issued pursuant to the exemption from registration provided by Rule 4(a)(2) of the Act and did not involve any public solicitation or public offering. We have previously disclosed and continue to disclose the foregoing issuance of stock in the Notes to our financial statements in Note 7-Shareholder equity on Pages F-10 & F-11 of our registration statement. In addition, we have amended and disclosed in Item 7- Certain Relationships And Related Transactions, And Director Independence on Page 12 that the issuance of common and preferred shares were issued pursuant to Rule 4(a)(2) of the Act and did not involve any public solicitation or public offering.

SECOND PART: Our response that follows relates to our completed holding company reorganization on December 28, 2018 pursuant to Section 251(g) of the DGCL as delineated in the Agreement and Plan of Merger, (the “Reorganization”) by and among Giant Motorsports Delaware, Inc. (“Predecessor”), Fast Lane Holdings, Inc. (“Successor”) and a direct wholly owned subsidiary of Predecessor, and Giant Motorsports Merger Sub., Inc. (“Merger Sub”), each a Delaware corporation.

The Holding Company Reorganization contemplated by the Delaware statute was accomplished by merging Predecessor with and into Merger Sub, an indirect wholly owned subsidiary of Predecessor and a direct wholly owned subsidiary of Successor. At the Effective Time, Predecessor was the surviving corporation and thus became the wholly owned subsidiary of the Successor pursuant to the Section 251(g) of the DGCL.

There was no “sale” of securities. Rule 145(a) under the Securities Act (“Rule 145(a)”) provides that a “sale” is deemed to be involved, within the meaning of Section 2(3) of the Securities Act (“Section 2(3)”), when the security holders of a corporation are asked to vote on or to consent to a plan or agreement for a statutory merger.  Rule 145(a) is designed to make available the protection provided by registration under the Securities Act to persons who are offered securities in certain business combinations and provides, in pertinent part, that it will be applicable “so far as the security holders of a corporation or other person are concerned where, pursuant to statutory provisions of the jurisdiction under which such corporation or other person is organized, or pursuant to provisions contained in its certificate of incorporation… there is submitted for the vote or consent of such security holders a plan or agreement [for]… a statutory merger or consolidation.”

Under the relevant provisions of Section 251(g) of the DGCL, a merger pursuant to Section 251(g) may be consummated without soliciting or obtaining the vote or consent of a company’s stockholders.  Accordingly, the Company did not solicit or obtain the vote or consent of its stockholders prior to consummating the Reorganization.  In light of the foregoing, it is our opinion that the Reorganization was not a transaction of the type described in subparagraph (a) of Rule 145.

Section 2(3) defines the term “sale” to “include every contract of sale or disposition of a security or interest in or security, for value.” In interpreting Section 2(3), we are particularly mindful of the following language in SEC Release No. 33-5316 (October 6, 1972), concerning the applicability of Section 2(3) to certain short-form mergers:

“In certain instances, state law allows a merger of a parent and its 85 to 90 percent owned subsidiary to be consummated without a shareholder approval.  Because Rule 145(a) is couched in terms of offers arising in connection with a submission for the vote or consent of security holders, short-form mergers not requiring such vote or consent of security holders such vote or consent are not within the scope of the rule.  However, if a security is to be issued in such short-form mergers, the Commission is of the opinion that the transaction involves an ‘offer,’ ‘offer to sell,’ ‘offer for sale’ or ‘sale’ within the meaning of Section 2(3) of the Act and, accordingly, such transactions are subject to the registration provisions of the Act unless an exemption is available.”

It appears that the Commission’s opinion that an “offer” or “sale” within the meaning of Section 2(3) is present in a short-form merger was directed at a situation in which the stockholders of a subsidiary corporation to be merged into its parent would receive securities of its parent corporation in exchange for the subsidiary’s shares.  However, the shares issued by the parent corporation pursuant to such merger would be in addition to those shares of the parent corporation which were already outstanding; thus, the stockholders of the subsidiary would be compelled  to exchange their share holdings in the subsidiary for a disproportionate ownership interest in the surviving parent.  Such a transaction may have a substantial economic effect on the stockholders of the subsidiary (especially on the minority stockholders of such subsidiary) and is not analogous to the share-for-share exchange under our Reorganization pursuant to DGCL 251(g) which resulted in (i) each of the Predecessor’s stockholders holding the same percentage interest in Successor as each stockholder held in the Predecessor immediately prior to the Reorganization, and (ii) each Predecessor stockholder being in the same economic position after the Reorganization as before the Reorganization.

The situation considered by the Commission in the Release also appears to have involved an investment decision on the part of the minority stockholders (i.e., whether to accept conversion of their shares into securities of the parent corporation, or in lieu thereof, to exercise appraisal rights). Our Reorganization is distinguishable from this type of short-form merger because the stockholders of the Predecessor did not vote with respect to the Reorganization, nor did they have any appraisal rights with respect thereto. Consequently, no investment decision was made by the stockholders of the Company. In the case of Greet v. Denbury Resources, Inc., at. F. Supp. 2d (2006), the Court, addressing the same type of statute in Delaware allowing holding company reorganizations without shareholder approval being required, stated as follows to wit: A merger between or among Delaware corporations is a corporate act. Shields v. Shields, 498 A.2d 161, 167 (Ch. Del. 1985). "When duly effectuated, such a corporate act effects by operation of law a transmutation of the stock interest in a constituent corporation."

Our Reorganization was not a transaction of the type described in subparagraph (a) of Rule 145 under the Securities Act of 1933 whereas there was no “offer”, “offer to sell”, “offer for sale” or “sale” within the meaning of Section 2(3) of the Securities Act. Therefore, the registration under the Securities Act was not required in connection with the Reorganization which is consistent with previous determinations by the Securities and Exchange Commission granting relief in a number of no action letters in respect to similar holding company reorganizations under Section 251(g) of the DGCL and comparable provisions of other state laws without shareholder approval, See, generally, Pediatrix Medical Group, Inc. ,available December 22, 2008, Dollar Tree Stores, Inc., available February 20, 2008; Oncothyreon Inc. and Biomira Inc., available January 31,2008; Energy West, Incorporated, available January 15,2008; Roper Industries, Inc., available July 19, 2007; InterDigital Communications Corporation, available June 25, 2007; ABXAir, Inc., June 13, 2007; Hecla Mining Company, available October 31, 2006; Duke Energy Corporation, Duke Energy Holding Corp., Cinergy Corp., available March 30, 2006 ("Duke"); Matria Healthcare, Inc., supra; Johnson Controls, Inc., available October 1, 2004; Crown, Cork & Seal Company, Inc., available February 25, 2003; Kerr- McGee Corporation, available July 31, 2001; Halliburton Company, supra; America West Airlines, Inc., available April 25, 1996; INDRESCO, Inc., supra; Toys "R " Us, Inc., available December 1, 1995; Bon-Ton Stores, Inc., available July 14, 1995; Washington Mutual Savings Bank, available August 22, 1994; and Par Pharmaceutical, Inc., available June 19, 1991.

Each of the foregoing transactions, which majority involved a reorganization pursuant to 251(g) of the DGCL and the issuance of shares without registration are comparable to our Reorganization. None of these determinations ever applied or inferred the applicability of the sale of securities. In granting no-action relief in each case, the Division noted the following factors, which are applicable to the present situation:  (a) stockholder approval of the Reorganization was not required under 251(g); (b) stockholder approval of the Reorganization was not being sought; (c) under the applicable provision, company stockholders were not entitled to dissenters’ appraisal rights; (d) the certificate of incorporation of Predecessor contained the required provisions of Section (g)(7)(i); (e) the respective certificates of incorporation and bylaws of Predecessor and Successor were identical before and after the merger (f) Predecessor stockholders received securities of the same class evidencing the same proportional interest as Successor as those they held in Predecessor; (g) the Board of Directors of Successor were identical to the Board of Directors and officers of Predecessor as they were immediately prior to the consummation of the Reorganization; (h) the rights and interests of the holders of Successor capital stock were substantially the same as those they had as holders of the Predecessor common stock; (i) the board of directors of Predecessor and Successor intend that the Reorganization constitute a tax-free reorganization pursuant to Section 368(a)(1) of the Internal Revenue code; (j) Successor was formed for the sole purpose of effecting the Reorganization and, prior to the consummation of the Reorganization, had no assets or liabilities; (k) Merger Sub was formed for the sole purpose of effecting the Reorganization and, prior to the consummation of the Reorganization, had no assets or liabilities; (l) immediately following consummation of the Reorganization, Predecessor as the surviving corporation with Merger Sub had the same assets and liabilities that it had prior to consummation of the Reorganization; (m) the capital stock of Successor was converted solely as part of a Reorganization of Predecessor into a holding company structure.

Concurrently, after the completion of the Reorganization, Successor cancelled all of its shares held in Predecessor resulting in Predecessor as as stand-alone company. There was no offer, solicitation, sale, transfer, exchange, or distribution of shares of Successor or Predecessor. There were no assets transferred. The disposition of Predecessor did not qualify to be reported as discontinued operations because clearly there was no sale of shares and the disposition did not represent a strategic shift that would have a major effect on Successor. Predecessor was a shell company with no assets and now Successor is blank check shell company with no assets. Thus, stockholders of Successor will represent a continuation of the same investment and economic interest that stockholders had prior to the separation but now simply as a separate legal entity.

Exhibits, page 15

4. Please file as an exhibit the separation agreement indicated in your response to prior comment 3.

COMPANY RESPONSE:

We have added the separation agreement as exhibit 10.2.

If Staff should have any questions or comments regarding this submission or response, please feel free to contact the undersigned.

Thank you for your ongoing courtesy in this matter.

Fast Lane Holdings, Inc.

By: /s/ Paul Moody

Paul Moody

Chief Executive Officer